T. Rowe Price®
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NEWS RELEASE

T. ROWE PRICE GROUP REPORTS FIRST QUARTER 2017 RESULTS

Assets Under Management Increase to $861.6 Billion

BALTIMORE (April 25, 2017) - T. Rowe Price Group, Inc. (NASDAQ-GS: TROW) today reported its first quarter of 2017 results, including net revenues of $1.1 billion, net income of $385.9 million, and diluted earnings per common share of $1.54. On a comparable basis, net revenues were $1.0 billion, net income was $304.1 million, and diluted earnings per common share was $1.18 in the first quarter of 2016.

Financial Highlights

The table below presents financial results on a U.S. GAAP basis, as well as a non-GAAP basis, to adjust for the impact of the consolidated sponsored investment portfolios and other non-operating income, and the additional insurance recovery related to the Dell appraisal rights matter. The firm believes the non-GAAP financial measures below provide relevant and meaningful information to investors about its core operating results.

	Three months ended		
(in millions, except per-share data)	3/31/2016	3/31/2017	% change
U.S. GAAP Basis			
Investment advisory fees	$ 870.8	$ 991.1	13.8 %
Net revenues	$ 994.1	$ 1,113.6	12.0 %
Operating expenses	$ 583.2	$ 591.9	1.5 %
Net operating income	$ 410.9	$ 521.7	27.0 %
Non-operating income	$ 85.1	$ 115.0	35.1 %
Net income attributable to T. Rowe Price Group	$ 304.1	$ 385.9	26.9 %
Diluted earnings per common share	$ 1.18	$ 1.54	30.5 %
Weighted average common shares outstanding assuming dilution	251.9	245.5	(2.5)%
Adjusted(1)			
Operating expenses	$ 581.9	$ 640.1 (2)	10.0 %
Net income attributable to T. Rowe Price Group	$ 260.1	$ 297.2 (3)	14.3 %
Diluted earnings per common share	$ 1.01	$ 1.18	16.8 %
Assets under Management (in billions)			
Average assets under management	$ 728.1	$ 845.4	16.1 %
Ending assets under management	$ 764.6	$ 861.6	12.7 %

(1) See the reconciliation to the comparable U.S. GAAP measures at the end of this earnings release.
(2) Excludes the impact of the insurance recoveries totaling $50.0 million related to the Dell appraisal rights matter and $1.8 million in operating expenses related to the firm's consolidated sponsored investment portfolios.
(3) Excludes the after-tax impact of the $50.0 million in insurance recoveries related to the Dell appraisal rights matter, $31.8 million of T. Rowe Price's portion of net income from the consolidated sponsored investment portfolios and $66.1 million of other non-operating income.

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2 In the first quarter of 2017, the firm recognized a $50.0 million reduction in pretax operating expenses from successful insurance claims made in relation to the Dell appraisal rights matter. A quarterly summary of the financial impact of the Dell matter on our pre-tax operating expenses and pre-tax operating cash flows (in millions) since the matter arose is as follows: Three months ended Pre-tax operating expense Pre-tax operating cash flow June 30, 2016 $ 166.2 $ (164.0) September 30, 2016 — (.9 ) December 31, 2016 (100.0) (1.3) Total - 2016 66.2 (166.2) March 31, 2017 (50.0) 140.0 June 30, 2017 (expected) — 10.0 Total impact from Dell appraisal rights matter $ 16.2 $ (16.2) Assets Under Management Assets under management increased $50.8 billion in the first quarter of 2017 to $861.6 billion at March 31, 2017. The firm's net cash inflows were $.7 billion in the first quarter of 2017. The components of the change in assets under management for the three months ended March 31, 2017, are shown in the table below. Three months ended 3/31/2017 (in billions) Sponsored U.S. mutual funds Other investment portfolios Total Assets under management at beginning of period $ 514.2 $ 296.6 $ 810.8 Net cash flows before client transfers 2.5 (1.8) .7 Client transfers from mutual funds to other portfolios (.3 ) .3 — Net cash flows after client transfers 2.2 (1.5) .7 Net market appreciation and income, net of distributions not reinvested 31.9 18.2 50.1 Change during the period 34.1 16.7 50.8 Assets under management at March 31, 2017 $ 548.3 $ 313.3 $ 861.6

3 The firm's net cash flows after client transfers in the first quarter of 2017 were in the following investment vehicles and asset classes: (in billions) Three months ended 3/31/2017 Sponsored U.S. mutual funds Stock and blended asset funds $ (1.0) Bond funds 2.6 Money market funds .6 2.2 Other investment portfolios Stock and blended assets (2.9) Fixed income, money market, and stable value 1.4 (1.5) Total net cash flows after client transfers $ .7 The firm's net cash flows continued to be impacted in the first quarter of 2017 by clients reallocating to passive investments. Net cash flows into the firm's target date retirement portfolios were $2.3 billion in the first quarter of 2017. The firm's assets under management as of December 31, 2016 and March 31, 2017, by asset class and in the firm's retirement date portfolios are as follows: As of (in billions) 12/31/2016 3/31/2017 Equity $ 450.6 $ 482.9 Fixed income 121.2 123.5 Asset allocation 239.0 255.2 Total assets under management $ 810.8 $ 861.6 Target date retirement portfolios $ 189.2 $ 202.6 Investors domiciled outside the United States accounted for about 5% of the firm's assets under management at December 31, 2016 and March 31, 2017. Capital Management T. Rowe Price remains debt-free with ample liquidity, including cash and discretionary sponsored portfolio investment holdings of $2.2 billion at March 31, 2017, and redeemable seed capital investments in sponsored investment portfolios of $1.3 billion. The firm's common shares outstanding decreased since the end of 2016 as the firm expended $316.3 million to repurchase 4.6 million shares, or 1.9%, of its outstanding common shares during the first quarter of 2017. The firm invested $46.9 million during the first quarter of 2017 in capitalized facilities and technology. The firm expects capital expenditures for 2017 to be up to $200 million, of which about two-thirds is planned for technology initiatives. The firm's expenditures are expected to continue to be funded from operating resources.

4 Investment Performance The percentage of the T. Rowe Price mutual funds across their share classes that outperformed their comparable Lipper averages on a total return basis and that are in the top Lipper quartile for the one-, three-, five-, and 10-years ended March 31, 2017, were: 1 year 3 years 5 years 10 years Outperformed Lipper averages All funds 66% 82% 79% 85% Asset allocation funds 82% 97% 95% 94% Top Lipper quartile All funds 36% 55% 58% 60% Asset allocation funds 41% 65% 77% 84% In addition, 87% of our rated Price Funds' assets under management ended the quarter with an overall rating of four or five stars from Morningstar. The performance of the firm's institutional strategies against their benchmarks remains very competitive especially over longer time periods. Financial Results Investment advisory revenues earned in the first quarter of 2017 from the T. Rowe Price mutual funds distributed in the U.S. were $715.8 million, an increase of $83.7 million, or 13.2%, from the comparable 2016 quarter. Average U.S. mutual fund assets under management in the first quarter of 2017 increased 15.2% from the average in the first quarter of 2016 to $536.5 billion. Investment advisory revenues earned in the first quarter of 2017 from other investment portfolios were $275.3 million, an increase of $36.6 million, or 15.3%, from the comparable 2016 quarter. Average assets under management for these portfolios in the first quarter of 2017 were $308.9 billion, an increase of 17.7% from the average in the first quarter of 2016. The firm has reduced the management fees of certain of its mutual funds and other portfolio investments since the end of the first quarter of 2016. The firm regularly assesses the competitiveness of such fees and will continue to make adjustments as deemed appropriate. These reductions were a factor in why investment advisory revenue grew slower than average assets under management in the first quarter of 2017 compared to the 2016 period. Operating expenses, excluding the $50.0 million in insurance recoveries related to the Dell appraisal rights matter, were $641.9 million in the first quarter of 2017, an increase of $58.7 million from the comparable 2016 quarter. The firm currently expects that its planned operating expenses, excluding the operating expense impact of the Dell appraisal rights matter, will grow about 10% in 2017 versus 2016. The firm could elect to modify the pace of spending on its planned initiatives should markets rise or decline significantly.

Compensation and related costs increased $42.2 million compared to the first quarter of 2016, due primarily to additional headcount, an increase in the interim accrual of the annual bonus, and higher benefits. The firm's benefits have increased in the first quarter of 2017 primarily due to an increase in market valuations on a larger supplemental savings plan liability, which results in additional compensation expense. These increases were offset in part by higher labor capitalization related to internally developed software as the firm continues to invest in its technology capabilities. Average staff size increased by 5.5% from the first quarter of 2016, and the firm employed 6,474 associates at March 31, 2017.

Advertising and promotion costs were $25.6 million in the first quarter of 2017, compared with $23.1 million in the 2016 quarter. The firm currently expects advertising and promotion costs for 2017 to be up to 10% higher than the 2016 year as the firm executes on a number of strategic initiatives.

Occupancy and facility costs, together with depreciation expense, were $81.0 million in the first quarter of 2017, an increase of $7.4 million, or 10.1%, compared to the first quarter of 2016. The increase is primarily attributable to the added costs to update and enhance technology capabilities, including related maintenance programs.

Net non-operating income was $115.0 million in the first quarter of 2017, an increase of $29.9 million from the 2016 quarter. The components and variances are included in the table below:

	Three months ended		
	3/31/2016	3/31/2017	$ change
Net realized gains on dispositions of sponsored fund investments	$ 52.3	$ 47.6	$ (4.7)
Capital gain and ordinary dividend distributions from sponsored fund investments	1.5	2.4	.9
Unrealized gains on sponsored fund investments	5.3	10.3	5.0
Net investment income on consolidated sponsored investment portfolios[(1)]	23.8	48.9	25.1
Other investment income	2.2	4.5	2.3
Other non-operating expenses, including net foreign currency gains	—	1.3	1.3
Net non-operating income	$ 85.1	$ 115.0	$ 29.9

[(1)] A table detailing the impact the consolidated sponsored investment portfolios have had on the firm's consolidated statements of income is included in the tables at the end of this earnings release.

The firm's effective tax rate for the first quarter of 2017 was 37.1%. The firm currently estimates its effective tax rate for 2017 will be about 37.7%.

Management Commentary

William J. Stromberg, the company's president and chief executive officer, commented: "Solid earnings expectations and strengthening global economic data helped U.S. stocks sustain their post-election rally and

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6 record tangible gains in the first quarter of 2017. Indexes did turn mixed in March, however, following the Federal Reserve’s mid-month decision to raise short-term interest rates and concerns that the new administration’s legislative agenda could face greater headwinds than previously believed. "Reversing last quarter’s trend, stocks in developed non-U.S. markets fared better than U.S. shares. A weaker dollar versus major non-U.S. currencies lifted returns in dollar terms, European equity markets benefited from improving trends, and the UK’s initial steps to leave the European Union went relatively smoothly. "Our assets under management grew by more than six percent in the first quarter of 2017—largely on the back of broad market appreciation—but also reflecting positive net flows into our international equity, international fixed income, and asset allocation strategies. Those net flows more than offset net outflows in U.S. equity, which continued to be impacted by clients reallocating to passive products. We believe our overall net inflows are illustrative of the strength of our relative investment performance and client services, growing investor interest and brand awareness in markets outside of the U.S., and the ongoing success of our multi-asset investment solutions. "We are pleased with the progress we are seeing in previously announced investments in product, distribution, and technology initiatives. Recent highlights include: • T. Rowe Price ActivePlus Portfolios–Our new digital discretionary investment management and advisory solution offering access to actively managed mutual funds and enhanced portfolio management services is now in market and helping clients meet their long-term retirement savings goals. • New Investment Vehicles–New launches included retail separately managed accounts and model portfolios to meet the needs of our distribution partners. • High Yield Acquisition–Our high yield capabilities will soon expand through an agreement to acquire the Henderson High Yield Opportunities Fund from Henderson Global Investors (North America) Inc. and merge it into a newly formed T. Rowe Price U.S. High Yield Fund in a transaction we expect to close in late May. • Expanding Distribution Reach–We secured an agreement to be included on Charles Schwab’s Mutual Fund OneSource® platform, making more than 100 of our mutual funds available to retail investors and advisors with no transaction fees. • Client Experience Transformation–A new innovation lab in suburban Baltimore is driving rapid development and deployment of new and more efficient processes and improved client digital experiences. • New York Technology Development Center–We began onboarding specialized investment and distribution technology talent to expedite implementation of advanced analytics, digital technologies, and enhanced client experiences. "Our leadership team is pleased about progress on these strategic initiatives and salutes the outstanding work of our dedicated associates around the world."

7 Other Matters The financial results presented in this release are unaudited. The firm expects that it will file its Form 10-Q Quarterly Report for the first quarter of 2017 with the U.S. Securities and Exchange Commission later today. The Form 10-Q will include additional information on the firm's unaudited financial results at March 31, 2017. Certain statements in this earnings release may represent “forward-looking information,” including information relating to anticipated changes in revenues, net income and earnings per common share, anticipated changes in the amount and composition of assets under management, anticipated expense levels, estimated tax rates, and expectations regarding financial results, future transactions, new products and services, investments, capital expenditures, dividends, stock repurchases, and other market conditions. For a discussion concerning risks and other factors that could affect future results, see the firm's 2016 Form 10-K and March 31, 2017 Form 10-Q. Founded in 1937, Baltimore-based T. Rowe Price (troweprice.com) is a global investment management organization that provides a broad array of mutual funds, subadvisory services, and separate account management for individual and institutional investors, retirement plans, and financial intermediaries. The organization also offers a variety of sophisticated investment planning and guidance tools. T. Rowe Price's disciplined, risk-aware investment approach focuses on diversification, style consistency, and fundamental research. CONTACTS: Public Relations Brian Lewbart 410-345-2242 brian_lewbart@troweprice.com Investor Relations Teresa Whitaker 410-345-6586 teresa_whitaker@troweprice.com

8 Unaudited Consolidated Statements of Income (in millions, except per share amounts) Three months ended Revenues 3/31/2016 3/31/2017 Investment advisory fees $ 870.8 $ 991.1 Administrative fees 89.4 87.3 Distribution and servicing fees 33.9 35.2 Net revenues 994.1 1,113.6 Operating expenses Compensation and related costs 355.2 397.4 Advertising and promotion 23.1 25.6 Distribution and servicing costs 33.9 35.2 Depreciation and amortization of property and equipment 32.2 35.6 Occupancy and facility costs 41.4 45.4 Other operating expenses 97.4 102.7 Insurance recovery related to Dell appraisal rights matter — (50.0) Total operating expenses 583.2 591.9 Net operating income 410.9 521.7 Non-operating income Net investment income on investments 61.3 64.8 Net investment income on consolidated sponsored investment portfolios 23.8 48.9 Other income — 1.3 Total non-operating income 85.1 115.0 Income before income taxes 496.0 636.7 Provision for income taxes 182.7 236.3 Net income 313.3 400.4 Less: net income attributable to redeemable non-controlling interests 9.2 14.5 Net income attributable to T. Rowe Price Group 304.1 385.9 Less: net income allocated to outstanding restricted stock and stock unit holders 5.8 8.7 Net income allocated to T. Rowe Price Group common stockholders $ 298.3 $ 377.2 Earnings per share on common stock of T. Rowe Price Group Basic $ 1.21 $ 1.56 Diluted $ 1.18 $ 1.54 Weighted-average common shares Outstanding 246.7 242.1 Outstanding assuming dilution 251.9 245.5 Dividends declared per share $ .54 $ .57 Impact of consolidated sponsored investment portfolios on consolidated statements of income (in millions) Three months ended 3/31/2016 3/31/2017 Operating expenses reflected in net operating income $ (2.6) $ (2.6) Net investment income reflected in non-operating income 23.8 48.9 Impact on income before taxes $ 21.2 $ 46.3 Income attributable to T. Rowe Price Group's interest $ 12.0 $ 31.8 Income attributable to redeemable non-controlling interests 9.2 14.5 $ 21.2 $ 46.3

Investment Advisory Revenues (in millions)	Three months ended	
	3/31/2016	3/31/2017
Sponsored U.S. mutual funds		
Stock and blended asset	$ 519.5	$ 594.1
Bond and money market	112.6	121.7
	632.1	715.8
Other investment portfolios		
Stock and blended asset	197.9	227.9
Bond, money market, and stable value	40.8	47.4
	238.7	275.3
Total	$ 870.8	$ 991.1

Assets Under Management (in billions)	Average during Three months ended		As of	
	3/31/2016	3/31/2017	12/31/2016	3/31/2017
Sponsored U.S. mutual funds				
Stock and blended asset	$ 361.3	$ 421.0	$ 401.3	$ 430.8
Bond and money market	104.3	115.5	112.9	117.5
	465.6	536.5	514.2	548.3
Other investment portfolios				
Stock and blended asset	196.3	231.6	220.8	235.1
Bond, money market, and stable value	66.2	77.3	75.8	78.2
	262.5	308.9	296.6	313.3
Total	$ 728.1	$ 845.4	$ 810.8	$ 861.6

Unaudited Condensed Consolidated Cash Flows Information (in millions)	Three months ended					
	March 31, 2016			March 31, 2017		
	Cash flow attributable to T. Rowe Price Group	Cash flow attributable to consolidated sponsored investment portfolios, net of eliminations	As reported on statement of cash flows	Cash flow attributable to T. Rowe Price Group	Cash flow attributable to consolidated sponsored investment portfolios, net of eliminations	As reported on statement of cash flows
Cash provided by (used in) operating activities, including $(37) of stock-based compensation expense and $140 related to the Dell appraisal rights matter attributable to T. Rowe Price Group in 2017	$ 507.4	$ (434.9)	$ 72.5	$ 728.1	$ (539.6)	$ 188.5
Cash provided by (used in) investing activities, including $(47) for additions to property and equipment attributable to T. Rowe Price Group in 2017	(35.2)	243.0	207.8	52.9	(23.5)	29.4
Cash provided by (used in) financing activities, including T. Rowe Price Group common stock repurchases of $(306) and dividends paid of $(141) in 2017	(321.6)	270.8	(50.8)	(405.1)	551.1	146.0
Effect of exchange rate changes on cash and cash equivalents	—	(1.4)	(1.4)	—	(3.4)	(3.4)
Net change in cash and cash equivalents during period	$ 150.6	$ 77.5	$ 228.1	$ 375.9	$ (15.4)	$ 360.5

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10 Unaudited Condensed Consolidated Balance Sheet Information (in millions) As of 12/31/2016 3/31/2017 Cash and cash equivalents $ 1,204.9 $ 1,580.8 Accounts receivable and accrued revenue 455.1 482.5 Investments 1,257.5 1,299.5 Assets of consolidated sponsored investment portfolios 1,680.5 1,347.6 Property and equipment, net 615.1 625.2 Goodwill 665.7 665.7 Other assets 346.2 274.3 Total assets 6,225.0 6,275.6 Total liabilities, includes $65.6 at December 31, 2016, and $36.9 at March 31, 2017, from consolidated sponsored investment portfolios 529.2 816.3 Redeemable non-controlling interests 687.2 459.1 Stockholders' equity, 241.3 common shares outstanding at March 31, 2017, includes net unrealized holding gains of $34.4 at March 31, 2017 $ 5,008.6 $ 5,000.2 Cash, Cash Equivalents, and Investments Information (in millions) Interest Held by T. Rowe Price Group Cash and discretionary investments in sponsored portfolios Seed capital investments in sponsored portfolios Investment in UTI and other investments Total Redeemable non- controlling interests As reported on consolidated balance sheet 3/31/2017 Cash and cash equivalents $ 1,580.8 $ — $ — $ 1,580.8 $ — $ 1,580.8 Investments 585.2 492.5 221.8 1,299.5 — 1,299.5 Net assets of consolidated sponsored investment portfolios .1 851.5 — 851.6 459.1 1,310.7 $ 2,166.1 $ 1,344.0 $ 221.8 $ 3,731.9 $ 459.1 $ 4,191.0

Non-GAAP Information and Reconciliation

The firm believes the non-GAAP financial measures below provide relevant and meaningful information to investors about its core operating results. These measures have been established in order to increase transparency for the purpose of evaluating the firm's core business, for comparing current results with prior period results, and to enable more appropriate comparison with industry peers. However, non-GAAP financial measures should not be considered as a substitute for financial measures calculated in accordance with U.S. GAAP and may be calculated differently by other companies. The following schedule (in millions, except for per-share amounts) reconciles U.S. GAAP financial measures to non-GAAP measures for the three months ended March 31, 2016 and 2017.

	Three months ended	
	3/31/2016	3/31/2017
Operating expenses, GAAP basis	$ 583.2	$ 591.9
Non-GAAP adjustments:		
Expenses of consolidated sponsored investment portfolios, net of elimination of its related management fee[1]	(1.3)	(1.8)
Insurance recovery related to Dell appraisal rights matter [3]	—	50.0
Adjusted operating expenses	$ 581.9	$ 640.1
Net income attributable to T. Rowe Price Group, GAAP basis	$ 304.1	$ 385.9
Non-GAAP adjustments:		
Net income of consolidated sponsored investment portfolios, net of redeemable non-controlling interests[1]	(12.0)	(31.8)
Non-operating income, excluding impact of consolidated sponsored investment portfolios[2]	(61.3)	(66.1)
Insurance recovery related to Dell appraisal rights matter [3]	—	(50.0)
Income tax impacts of non-GAAP adjustments [4]	29.3	59.2
Adjusted net income attributable to T. Rowe Price Group	$ 260.1	$ 297.2
Diluted earnings per common share, GAAP basis	$ 1.18	$ 1.54
Non-GAAP adjustments:		
Consolidated sponsored investment portfolios [1]	(.03)	(.08)
Non-operating income, excluding impact of consolidated sponsored investment portfolios[2]	(.14)	(.16)
Insurance recovery related to Dell appraisal rights matter [3]	—	(.12)
Adjusted diluted earnings per common share[5]	$ 1.01	$ 1.18

[1] The non-GAAP adjustments add back the management fees that the firm earns from the consolidated sponsored investment portfolios and subtract the investment income and operating expenses of these portfolios that have been included in the firm's U.S. GAAP consolidated statements of income. Management believes the consolidated sponsored investment portfolios may impact the reader's ability to understand the firm's core operating results. The following table details the calculation of net income of consolidated sponsored investment portfolios, net of redeemable non-controlling interests, for the three months ended March 31, 2016 and 2017:

	Three months ended	
	3/31/2016	3/31/2017
Net investment income of consolidated sponsored portfolios	$ 23.8	$ 48.9
Operating expenses of consolidated sponsored portfolios	(2.6)	(2.6)
Net income (loss) of consolidated sponsored portfolios	21.2	46.3
Less: net income attributable to redeemable non-controlling interests	9.2	14.5
T. Rowe Price's portion of net income	$ 12.0	$ 31.8

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12 (2) This non-GAAP adjustment removes the non-operating income that remains after backing out the portion related to the consolidated sponsored investment portfolios. Management believes excluding non-operating income helps the reader's ability to understand the firm's core operating results, and increases comparability to prior years. Additionally, management does not emphasize the impact of non-operating income when managing the firm and evaluating its performance. The following table details the calculation of other non-operating income for the three months ended March 31, 2016 and 2017: Three months ended 3/31/2016 3/31/2017 Total non-operating income $ 85.1 $ 115.0 Less: net investment income of consolidated sponsored portfolios 23.8 48.9 Total other non-operating income $ 61.3 $ 66.1 (3) In 2017, the firm recognized a $50 million reduction in operating expenses related to claims settled with insurance carriers that were filed in relation to the Dell appraisal rights matter. Management believes it is useful to readers of the firm's consolidated statements of income to adjust for this non-recurring insurance recovery in arriving at adjusted operating expenses and net income attributable to T. Rowe Price Group, Inc. and diluted earnings per share, as this will aid with comparability to prior periods and analyzing the firm's core business results. (4) These were calculated using the effective tax rate applicable to the related items. (5) This non-GAAP measure was calculated by applying the two-class method to adjusted net income attributable to T. Rowe Price Group, Inc. divided by the weighted-average common shares outstanding assuming dilution.